Exhibit 99.3

Notice of Availability of Proxy Materials for PyroGenesis Canada Inc.’s Annual and Special Meeting of Shareholders Meeting Date and Location: When: Tuesday, June 21, 2022 at 10 a.m. ET Where: Via live webcast online at https://web.lumiagm.com/432379825 You are receiving this notification as PyroGenesis Canada Inc. (the “Corporation”) has decided to use the notice and access model for delivery of meeting materials to its shareholders and to advise that the proxy materials for the above noted shareholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Proxy Circular and other proxy-related materials before voting. The Management Information Circular and other relevant materials are available at: www.meetingdocuments.com/TSXT/PYR OR www.sedar.com How to obtain paper copies of the proxy materials The Corporation will provide a paper copy of the Management Information Circular to any shareholder, free of charge, for a period of 1 year from the date the Management Information Circular is filed on SEDAR.

Notice of Annual and Special Meeting of Shareholders The resolutions to be voted on at the meeting are listed below along with the sections within the Management Information Circular (the “Circular”) where disclosure regarding the matter can be found. 1. Election of Directors 2. Appointment of Auditor 3. Authorization to Amend the Articles of the Corporation to Change its Name (Special Resolution) 4. Approval of a Long Term Incentive Plan Information related to the matters listed hereabove are found in Section 2 of the Circular entitled “Business of the Meeting”. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Form of Proxy or Voting Instruction Form. Your Form of Proxy or Voting Instruction Form must be received by 10:00 a.m. ET on June 17, 2022. PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial Statements and MD&A delivery • Only to Registered and Beneficial Holders who opted to receive one.